Exhibit 99.8

AMENDMENT TO THE VMTP PURCHASE AGREEMENT

This Amendment to the Purchase Agreement (as defined below), dated as of April 1, 2014, and effective as of that date (the “Amendment”), is made by and among Minnesota Municipal Income Portfolio Inc., a closed-end fund organized as a Minnesota corporation (the “Issuer”), Banc of America Preferred Funding Corporation, a Delaware corporation, including its successors by merger or operation of law (“BAPFC”) and Blue Ridge Investments, L.L.C., a Delaware limited liability company, including its successors by merger or operation of law (“BlueRidge,” together with BAPFC the “Purchasers”).

WHEREAS, the Issuer and the Purchasers entered into that certain VMTP Purchase Agreement, dated as of April 1, 2014 (the “Purchase Agreement”);

WHEREAS, in accordance with Article VII, Section 7.4 of the Purchase Agreement the parties hereto wish to amend the Purchase Agreement as set forth herein.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1.           Article I is hereby amended by deleting each of the defined terms “Low Investment Grade” and “Overconcentration Amount” in their entirety.

2.           Article IV, Section 4.11 is hereby amended by deleting the third (3rd) paragraph of such Section in its entirety.

3.           Article VI, Section 6.12 is hereby amended by replacing the first (1st) paragraph of such Section in its entirety with the following:

“For so long as the Issuer fails to provide the information required under Sections 6.1(o) and 6.1(p), BAPFC, so long as BAPFC holds VMTP Shares, and otherwise, Blue Ridge, so long as Blue Ridge holds VMTP Shares, shall calculate, for purposes of Section 2.5(b)(ii)(A)(y) of the Statement, the Effective Leverage Ratio using the most recently received information required to be delivered pursuant to Sections 6.1(o) and 6.1(p) and the market values of securities determined by the third-party pricing service which provided the market values to the Issuer on the most recent date that information was properly provided by the Issuer pursuant to the requirements of Section 6.1(o) and 6.1(p).  The Effective Leverage Ratio as calculated by BAPFC or Blue Ridge, as appropriate, in such instances shall be binding on the Issuer.  If required, the Issuer shall restore the Effective Leverage Ratio as provided in the Statement.”

4.           This Amendment shall be construed in accordance with and governed by the domestic law of the State of New York.

5.           This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Capitalized terms unless otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers and it is effective as of the day and year first above written.

Executed: April 30, 2014

MINNESOTA MUNICIPAL INCOME PORTFOLIO INC. By: /s/Eric J. Thole Name: Eric J. Thole Title: Vice President

BANC OF AMERICA PREFERRED FUNDING CORPORATION By: /s/ Edward Curland Name: Edward Curland Title: Authorized Signatory
BLUE RIDGE INVESTMENTS, L.L.C. By: /s/ Edward Curland Name: Edward Curland Title: Authorized Signatory

[Signature Page to MXA Amendment to the VMTP Purchase Agreement]